AVAX ONE TECHNOLOGY, LTD.

300-2233 Columbia Street

Vancouver, BC V5Y0M6

January 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AVAX One Technology, Ltd.
Registration Statement on Form S-3
File No. 333-291977
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AVAX One Technology, Ltd. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-291977), as amended (the “Registration Statement”), so that it may become effective at 4:45 p.m. Eastern Time on Tuesday, January 20, 2026, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

AVAX ONE TECHNOLOGY, LTD.

/s/ Jolie Kahn
Jolie Kahn
CEO